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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 SYSTEMIX, INC.

                              (Name of the Issuer)

                                 SYSTEMIX, INC.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   371913104
                     (CUSIP Number of Class of Securities)

          ROBERT L. THOMPSON, JR., ESQ.                              IRIS BREST, ESQ.
          NOVARTIS BIOTECH HOLDING CORP.                              SYSTEMIX, INC.
                  NOVARTIS INC.                                     3155 PORTER DRIVE
             C/O NOVARTIS CORPORATION                          PALO ALTO, CALIFORNIA 94304
           608 FIFTH AVENUE, 10TH FLOOR                               (415) 813-4119
             NEW YORK, NEW YORK 10020
                  (212) 830-2401

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

             DAVID W. HELENIAK, ESQ.                              MORRIS J. KRAMER, ESQ.
               SHEARMAN & STERLING                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
               599 LEXINGTON AVENUE                                  919 THIRD AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10022
                  (212) 848-4000                                      (212) 735-3000

    This statement is filed in connection with (check the appropriate box):

a.    / /      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    / /      The filing of a registration statement under the Securities Act of 1933.
c.    /X/      A tender offer.
d.    / /      None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION                    AMOUNT OF FILING FEE
            $90,139,529.40*                           $18,027.90**

* The total transaction value is based on 14,500,094 Shares outstanding and 2,003,188 Shares reserved for future issuance pursuant to existing options and warrants as of January 10, 1997 less 10,610,099 Shares owned by Purchaser, multiplied by the offer price of $19.50 per share and backing out the exercise price of the options.

**  Calculated as 1/50 of the transaction value.

/X/ Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __$18,027.90____________________________________________
Form of Registration No.: __Schedule 14D-1 (13D (Amendment No. 10))_____________ Filing Party: __Novartis Biotech Holding Corp. and Novartis Inc.________________ Dated Filed: __January 17, 1997_________________________________________________

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Page 1 of 11 Pages
                      Exhibit Index is located on Page 11.

                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Novartis Inc., a corporation organized under the laws of Switzerland ("Parent"), (ii) Parent and (iii) SyStemix Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

    The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent and Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

    The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical financial statements, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Parent and Purchaser was supplied by Parent and Purchaser. The Company takes no responsibility for the accuracy of such information.

                               Page 2 of 11 Pages

                             CROSS REFERENCE SHEET

ITEM IN                                                                                        WHERE LOCATED IN
SCHEDULE 13E-3                                                                                  SCHEDULE 14D-1
-------------------------------------------------------------------------------------------  ---------------------
Item 1(a)..................................................................................  Item 1(a)
Item 1(b)..................................................................................  Item 1(b)
Item 1(c)..................................................................................  Item 1(c)
Item 1(d)..................................................................................            *
Item 1(e)..................................................................................            *
Item 1(f)..................................................................................            *
Item 2(a)..................................................................................  Item 2(a)
Item 2(b)..................................................................................  Item 2(b)
Item 2(c)..................................................................................  Item 2(c)
Item 2(d)..................................................................................  Item 2(d)
Item 2(e)..................................................................................  Item 2(e)
Item 2(f)..................................................................................  Item 2(f)
Item 2(g)..................................................................................  Item 2(g)
Item 3(a)..................................................................................  Item 3(a) and 3(b)
Item 3(b)..................................................................................  Item 3(b)
Item 4.....................................................................................            *
Item 5.....................................................................................  Item 5
Item 6(a)..................................................................................  Item 4(a)
Item 6(b)..................................................................................            *
Item 6(c)..................................................................................  Item 4(b)
Item 6(d)..................................................................................            *
Item 7(a)..................................................................................  Item 5
Item 7(b)..................................................................................            *
Item 7(c)..................................................................................            *
Item 7(d)..................................................................................            *
Item 8.....................................................................................            *
Item 9.....................................................................................            *
Item 10(a).................................................................................  Item 6(a)
Item 10(b).................................................................................            *
Item 11....................................................................................  Item 7
Item 12(a).................................................................................            *
Item 12(b).................................................................................            *
Item 13....................................................................................            *
Item 14....................................................................................            *
Item 15(a).................................................................................            *
Item 15(b).................................................................................  Item 8
Item 16....................................................................................  Item 10(f)
Item 17....................................................................................  Item 11

------------------------

*   The Item is located in the Schedule 13E-3 only.

                               Page 3 of 11 Pages

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Price Range of Shares; Dividends" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger" and "THE TENDER OFFER --
Section 8. Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) This Statement is being filed by Purchaser, Parent and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

    (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and Purchaser. During the last five years, neither the Company nor, to the best knowledge of the Company, Parent or Purchaser or any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Parent and Purchaser. The citizenship of the directors and executive officers of the Company are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER --
Section 1. Terms of the Offer; Expiration Date", "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares", "THE TENDER OFFER -- Section 3. Procedures for Accepting the Offer and Tendering Shares", "THE TENDER OFFER --Section 4. Withdrawal Rights", "THE TENDER OFFER -- Section 10. Dividends and Distributions", "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 15. Miscellaneous" is incorporated herein by reference.

    (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

    (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

                               Page 4 of 11 Pages

    (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS -- Fees and Expenses" and "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

    (c) Not applicable.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

    (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer, "THE TENDER OFFER -- Section 5. Certain Federal Income Tax Consequences" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS --Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Lehman Brothers Inc.", "SPECIAL FACTORS -- Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Analysis of Financial Advisor to Parent" and in
Schedule II is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

    (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" are incorporated herein by reference.

                               Page 5 of 11 Pages

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE OFFER AND THE MERGER.

    (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE OFFER AND THE MERGER.

    (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Rights of Stockholders in the Merger", "SPECIAL FACTORS -- The Merger Agreement" and in Schedule III is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1994 and December 31, 1995, and the Company's unaudited financial statements for the period ended September 30, 1996, are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

    (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company's Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS --Plans for the Company After the Offer and the Merger; Certain Effects of the Merger" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

    (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

                               Page 6 of 11 Pages

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)        Not applicable.

(b)(1)     Opinion of Lehman Brothers Inc., dated January 10, 1997 (attached as Schedule II to
           Exhibit (d)(1)).

(b)(2)     Presentation of Lehman Brothers Inc., dated January 6, 1997.

(b)(3)     Presentation of Morgan Stanley & Co. Incorporated, dated January 6, 1997.

(c)        Agreement and Plan of Merger, dated as of January 10, 1997, among Parent, Purchaser and the Company.

(d)(1)     Form of Offer to Purchase dated January 17, 1997.

(d)(2)     Form of Letter of Transmittal.

(d)(3)     Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.

(d)(4)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees to Clients.

(d)(5)     Form of Notice of Guaranteed Delivery.

(d)(6)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(d)(7)     Summary Advertisement as published in the Wall Street Journal on January 17, 1997.

(d)(8)     Text of Joint Press Release dated January 13, 1997 issued by the Company and Parent.

(e)        Summary of Stockholder Appraisal Rights and Section 262 of the Delaware General
           Corporation Law (attached as Schedule III to Exhibit (d)(1)).

(f)        Not applicable.

                               Page 7 of 11 Pages

                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1997         NOVARTIS BIOTECH HOLDING CORP.

                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                              Title:   Vice President

                                NOVARTIS INC.

                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                     Title:   Attorney-in-Fact

                               Page 8 of 11 Pages

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 1997         SYSTEMIX, INC.

                                By              /s/ John J. Schwartz
                                     -----------------------------------------
                                           Name: John J. Schwartz, Ph.D.
                                        Title: President and Chief Executive
                                                      Officer

                               Page 9 of 11 Pages

                               POWER OF ATTORNEY

                            ------------------------

KNOW ALL PERSONS BY THESE PRESENTS:

    That Novartis Inc., a Swiss corporation having its principal place of business in the City of Basle, does hereby make, constitute and appoint:

       Robert L. Thompson, Jr. of 608 Fifth Avenue, New York, New York; and Wayne Merkelson of 608 Fifth Avenue, New York, New York;

or any one of them acting alone, its true and lawful attorneys, for it and in its name, place and stead, with full power of substitution to act on its behalf in connection with all matters related to the Agreement and Plan of Merger, dated as of January 10, 1997, among Novartis Inc., Novartis Biotech Holding Corp. and SyStemix, Inc. and the transactions contemplated thereby, and in general to do all things and to perform on the part of Novartis Inc. all acts as said attorneys, or any one of them acting alone, determines are necessary or advisable in connection therewith, including, without limiting the generality of the foregoing, the execution and delivery of one or more amendments thereto and agreements, certificates and other documents and instruments related thereto, the execution and filing with the United States Securities and Exchange Commission of a Tender Offer Statement on Schedule 14D-1 and a Rule 13e-3 Transaction Statement on Schedule 13E-3, including one or more amendments and supplements thereto, the execution and delivery of a Dealer Manager Agreement with Morgan Stanley & Co. Incorporated and the execution and delivery of any and all other documents and instruments required, contemplated by or deemed advisable in connection with this Power of Attorney and to otherwise act for and in the name of Novartis Inc. and in its behalf with respect to the transactions described herein fully as if the duly authorized officers of Novartis Inc. were then personally present and acting.

    Novartis Inc. hereby ratifies and confirms all that said attorneys or their substitutes shall lawfully do, or cause to be done, by virtue hereof.

    IN WITNESS WHEREOF, Novartis Inc. has caused this Power of Attorney to be signed by two duly authorized officers this 10th day of January, 1997.

                                          NOVARTIS INC.

                                          /s/ R. Breu        /s/Ch. Mader
                                          __________         ___________________

                                          R. Breu             Ch. Mader

                              Page 10 of 11 Pages

                                 EXHIBIT INDEX

 EXHIBIT                                                                                               SEQUENTIALLY
   NO.                                           DESCRIPTION                                           NUMBERED PAGE
---------  ----------------------------------------------------------------------------------------  -----------------
      (a)  Not applicable.

   (b)(1)  Opinion of Lehman Brothers Inc., dated January 10, 1997 (attached as Schedule II to
             Exhibit (d)(1)).

   (b)(2)  Presentation of Lehman Brothers Inc., dated January 6, 1997.

   (b)(3)  Presentation of Morgan Stanley & Co. Incorporated, dated January 6, 1997.

      (c)  Agreement and Plan of Merger dated as of January 10, 1997 among Parent, Purchaser and the Company.

   (d)(1)  Form of Offer to Purchase dated January 17, 1997.

   (d)(2)  Form of Letter of Transmittal.

   (d)(3)  Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

   (d)(4)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees to Clients.

   (d)(5)  Form of Notice of Guaranteed Delivery.

   (d)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.

   (d)(7)  Summary Advertisement as published in the Wall Street Journal on January 17, 1997.

   (d)(8)  Text of Joint Press Release dated January 13, 1997 issued by the Company and Parent.

      (e)  Summary of Stockholder Appraisal Rights and Section 262 of the Delaware General
             Corporation Law (attached as Schedule III to Exhibit (d)(1)).

      (f)  Not applicable.

                              Page 11 of 11 Pages